UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

October 25, 2006

THERMO ELECTRON CORPORATION
(Exact name of Registrant as specified in its Charter)

| Delaware | 1-8002 | 04-2209186 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification Number) |

| 81 Wyman Street, P.O. Box 9046 Waltham, Massachusetts (Address of principal executive offices) | 02454-9046 (Zip Code) |
|---|---|

(781) 622-1000
(Registrant's telephone number
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Risk Factors" in the Registrant's Current Report on Form 10-Q for the fiscal quarter ended July 1, 2006. These include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; exposure to product liability claims in excess of insurance coverage; implementation of our branding strategy; identification, completion and integration of new acquisitions and potential impairment of goodwill from previous acquisitions; retention of contingent liabilities from businesses we sold; and the effect of exchange rate fluctuations on international operations. While the Registrant may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, and, therefore, these forward-looking statements should not be relied upon as representing the Registrant's views as of any date subsequent to the date of this Current Report on Form 8-K.

## Item 2.02 Results of Operations and Financial Condition.

On October 25, 2006, the Registrant announced its financial results for the fiscal quarter ended September 30, 2006. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

## Item 9.01.  Financial Statements and Exhibits.

(c)     Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished", and not "filed":

99.1     Press Release dated October 25, 2006.

# SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 25$^{th}$ day of October, 2006.

THERMO ELECTRON CORPORATION

By: /s/ Peter E. Hornstra

Peter E. Hornstra
Corporate Controller and Chief Accounting Officer

**News**

**FOR IMMEDIATE RELEASE**

| | |
|---|---|
| Media Contact Information: | Investor Contact Information: |
| Lori Gorski | Kenneth J. Apicerno |
| Phone:    781-622-1242 | Phone:   781-622-1111 |
| E-mail:    lori.gorski@thermo.com | E-mail:   ken.apicerno@thermo.com |
| Website:  www.thermo.com | |

## Thermo Electron Reports Continued Strong Growth in Third Quarter 2006 and Raises Guidance for the Year

### *Sales of New Products Drive Increases Across the Company*

WALTHAM, Mass., October 25, 2006 – Thermo Electron Corporation (NYSE: TMO) today reported revenue growth of 7% to $725 million in the third quarter of 2006, compared with $679 million in the 2005 quarter. Divestitures (net of acquisitions) lowered revenues by 1%, and currency translation increased revenues by 2%. GAAP diluted earnings per share (EPS) were $.30 in the 2006 quarter, compared with $.35 in the year-ago period. GAAP earnings in the 2006 quarter reflect a $.03 impact from stock option expense for rules that became effective this year, and 2005 earnings included a $.10 net gain from the disposal of discontinued businesses. GAAP operating income in the third quarter of 2006 rose 21%, and GAAP operating margin for the period was 10.4%, versus 9.1% a year ago.

Adjusted EPS grew 16% to $.44 in the third quarter of 2006 (including $.03 of stock option expense), compared with $.38 in 2005 on a pro forma basis as if stock option expense had been recorded in that quarter. Adjusted operating income increased 15% in the 2006 quarter, and adjusted operating margin rose 110 basis points to 15.0%, from 13.9% in 2005 on a pro forma basis including stock option expense.

Adjusted EPS, adjusted operating income and adjusted operating margin are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

**Third Quarter Highlights**

- Revenues increased 7%
- Adjusted EPS rose 16%
- Adjusted operating income grew 15%
- Adjusted operating margin expanded 110 basis points
- New products drove strong performance in both business segments
- Proposed merger with Fisher Scientific International Inc. (NYSE: FSH) received U.S. antitrust clearance after quarter-end; European clearance pending for anticipated November 9 close

"We had another strong quarter, as we continue to deliver considerable growth in revenues, operating income and adjusted EPS," said Marijn E. Dekkers, president and chief executive officer of Thermo Electron. "We're also pleased to once again report great operating margin expansion, resulting in large part from our consistent introduction of new products throughout the business. In addition, our cash flow from operations for the quarter was well above last year's level, further strengthening our ability to reinvest in the company for future growth.

"New products sparked growth across our business segments. In Life and Laboratory Sciences, demand for our leading mass spectrometry technologies for proteomics and small molecule research remained very strong and we continue to enhance our portfolio, having launched our latest-generation LTQ FT Ultra system in the quarter. We also saw increased sales of our iCAP elemental analysis systems used in both research and industrial applications, as well as our reagents and automation systems for clinical laboratories. Growth in Measurement and Control continued to be led by strong demand for our online systems that optimize production of commodity materials.

"Last week, we heard the terrific news that our pending merger with Fisher Scientific was cleared by the U.S. Federal Trade Commission, with the agreement that we sell Fisher's $17 million Genevac business. Our last step in completing the merger is to obtain clearance from the European Commission (EC), which we expect to receive based on our offer to sell the same business. The new deadline for the EC to respond to that offer is now November 9, which is our anticipated closing date. There couldn't be a better time for us to complete this historic merger, as both companies prepare to join forces from a position of strength.

"Based on our excellent performance, we are increasing our full-year 2006 adjusted EPS guidance to a range of $1.74 to $1.77, from our previous estimate of $1.68 to $1.73 (including $.10 per share of stock option expense). This would result in an 18 to 20% increase over our pro forma 2005 results, as if stock option expense had been recorded that year. We also now expect to report increased revenues of $2.88 to $2.90 billion in 2006, versus the $2.81 to $2.86 billion we originally estimated, for 9 to 10% growth over 2005.

"Moreover, assuming that we complete the merger with Fisher Scientific on November 9, we expect accretion to our adjusted EPS of $0.01 to $0.03 in the fourth quarter ($0.06 to $0.08 accretion for the full year due to the favorable effect of our full-year weighted average shares on the incremental earnings from Fisher). We plan to update our 2007 guidance for the new combined company in mid-December."

In the following segment information, results identified as "adjusted" exclude stock option expense and other items described below under "Use of Non-GAAP Financial Measures."

**Life and Laboratory Sciences**

Life and Laboratory Sciences segment revenues grew 5% in the third quarter of 2006 to $543 million, compared with $516 million in 2005. GAAP operating income for the segment increased 24% in the quarter, and GAAP operating margin increased to 12.9%, from 10.9% in the year-ago period. Adjusted operating income rose 13% in the 2006 quarter, and adjusted operating margin increased to 18.3%, compared with 17.1% in 2005.

**Measurement and Control**

Revenues in the Measurement and Control segment grew 11% to $181 million in the third quarter of 2006, compared with $163 million in the 2005 quarter. GAAP operating income for the segment rose 37% in the 2006 period, and GAAP operating margin increased to 10.9%, compared with 8.9% a year ago. Adjusted operating income grew 28% in the 2006 quarter, and adjusted operating margin increased to 14.2%, from 12.3% in 2005.

**Use of Non-GAAP Financial Measures**

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. Stock option expense has been excluded from adjusted segment results because management does not utilize that component of cost in evaluating the performance of the segments. For purposes of comparison, 2005 consolidated adjusted results reflect the pro forma effect of stock option expense as if it had been required in that period. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities in connection with our Kendro acquisition. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition, accelerated vesting of our equity-based arrangements resulting from the change in control occurring at the date of the Fisher merger ($49.6 million of pre-tax unamortized equity-based compensation existed at September 30, 2006) and pre-closing acquisition-related professional fees. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 10 years. Our adjusted EPS estimate for 2006 excludes approximately $.41 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the third quarter of 2006. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events, which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. We exclude gains/losses from the sale of our equity interests in Newport Corporation and Thoratec Corporation, as well as other items such as the sale of a business or real estate, the early retirement of debt and discontinued operations. (We sold our remaining shares of Newport and Thoratec during the second quarter of 2005.)

Thermo's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo's results of operations included in this press release are not meant to be considered superior to or a substitute for Thermo's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as the impact of accounting principles not yet adopted and decisions concerning the location and timing of facility consolidations.

## Conference Call

Thermo Electron will hold its earnings conference call today, October 25, at 9:00 a.m. Eastern time. To listen, dial 888-872-9028 within the U.S. or 973-633-6740 outside the U.S., and use passcode 6449368. You may also listen to the call live on the Web by visiting www.thermo.com. Click on "About Thermo," then "Investors." An audio archive of the call will be available in that section of our Website until Friday, November 24, 2006. You will also find this press release, including the accompanying reconciliation of non-GAAP financial measures, under the heading "Press Releases," and related information under the heading "Financial Reports," in the Investors section of our Website.

## About Thermo Electron

Thermo Electron Corporation is the world leader in analytical instruments. Our instrument solutions enable our customers to make the world healthier, cleaner and safer. Thermo's Life and Laboratory Sciences segment provides analytical instruments, scientific equipment, services and software solutions for life science, drug discovery, clinical, environmental and industrial laboratories. Thermo's Measurement and Control segment is dedicated to providing analytical instruments used in a variety of manufacturing processes and in-the-field applications, including those associated with safety and homeland security. For more information, visit www.thermo.com.

###

**Consolidated Statement of Income (unaudited)** (a)

| (In thousands except per share amounts) | Three Months Ended September 30, 2006 | % of Revenues | October 1, 2005 | % of Revenues |
|---|---|---|---|---|
| Revenues | $ 724,962 | | $ 679,411 | |
| Costs and Operating Expenses: | | | | |
| Cost of revenues | 388,077 | 53.5% | 373,712 | 55.0% |
| Selling, general and administrative expenses | 191,533 | 26.4% | 168,754 | 24.8% |
| Amortization of acquisition-related intangible assets | 26,405 | 3.6% | 25,569 | 3.8% |
| Research and development expenses | 38,658 | 5.3% | 38,784 | 5.7% |
| Restructuring and other costs, net (d) | 5,178 | 0.7% | 10,482 | 1.5% |
| | 649,851 | 89.6% | 617,301 | 90.9% |
| Operating Income | 75,111 | 10.4% | 62,110 | 9.1% |
| Interest Income | 2,825 | | 2,198 | |
| Interest Expense | (9,278) | | (8,307) | |
| Other Income, Net | 710 | | 3,358 | |
| Income from Continuing Operations Before Income Taxes | 69,368 | | 59,359 | |
| Provision for Income Taxes | (20,535) | | (18,762) | |
| Income from Continuing Operations | 48,833 | | 40,597 | |
| Gain on Disposal of Discontinued Operations (net of income tax provision of $11,456 in 2005) | - | | 17,137 | |
| Net Income | $ 48,833 | 6.7% | $ 57,734 | 8.5% |
| Earnings per Share from Continuing Operations | | | | |
| Basic | $ .31 | | $ .25 | |
| Diluted | $ .30 | | $ .25 | |
| Earnings per Share: | | | | |
| Basic | $ .31 | | $ .36 | |
| Diluted | $ .30 | | $ .35 | |
| Weighted Average Shares: | | | | |
| Basic | 157,705 | | 161,794 | |
| Diluted | 162,161 | | 165,635 | |

| **Reconciliation of Adjusted Operating Income and Adjusted Operating Margin** | | | | |
|---|---|---|---|---|
| GAAP Operating Income (a) | $ 75,111 | 10.4% | $ 62,110 | 9.1% |
| Cost of Revenues Charges (c) | 1,984 | 0.3% | 1,756 | 0.3% |
| Restructuring and Other Costs, Net (d) | 5,178 | 0.7% | 10,482 | 1.5% |
| Pro Forma Stock Option Compensation Expense | - | 0.0% | (5,217) | -0.8% |
| Amortization of Acquisition-related Intangible Assets | 26,405 | 3.6% | 25,569 | 3.8% |
| Adjusted Operating Income (b) | $ 108,678 | 15.0% | $ 94,700 | 13.9% |

| **Reconciliation of Adjusted Net Income** | | | | |
|---|---|---|---|---|
| GAAP Net Income (a) | $ 48,833 | 6.7% | $ 57,734 | 8.5% |
| Cost of Revenues Charges (c) | 1,984 | 0.3% | 1,756 | 0.3% |
| Restructuring and Other Costs, Net (d) | 5,178 | 0.7% | 10,482 | 1.5% |
| Pro Forma Stock Option Compensation Expense | - | 0.0% | (5,217) | -0.8% |
| Amortization of Acquisition-related Intangible Assets | 26,405 | 3.6% | 25,569 | 3.8% |
| Provision for Income Taxes (e) | (10,959) | -1.4% | (11,248) | -1.7% |
| Discontinued Operations, Net of Tax | - | 0.0% | (17,137) | -2.5% |
| Adjusted Net Income (b) | $ 71,441 | 9.9% | $ 61,939 | 9.1% |

| **Reconciliation of Adjusted Earnings per Share** | | |
|---|---|---|
| GAAP EPS (a) | $ 0.30 | $ 0.35 |
| Cost of Revenues Charges, Net of Tax (c) | 0.01 | 0.01 |
| Restructuring and Other Costs, Net of Tax (d) | 0.02 | 0.04 |
| Pro Forma Stock Option Compensation Expense, Net of Tax | - | (0.02) |
| Amortization of Acquisition-related Intangible Assets, Net of Tax | 0.10 | 0.10 |
| Provision for Income Taxes (e) | 0.01 | - |
| Discontinued Operations, Net of Tax | - | (0.10) |
| Adjusted EPS (b) | $ 0.44 | $ 0.38 |

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude certain charges to cost of revenues (see note (c) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (d) for details); certain other income/expense; the tax consequences of the preceding items (see note (e) for details); and in 2005, results of discontinued operations. In 2005, adjusted results include pro forma stock option compensation expense. In 2006, stock option expense of $6,739 is included in both reported and adjusted results as follows: cost of revenues $795; selling, general and administrative expenses $5,543; and research and development expenses $401.

(c) Reported results in 2006 include $1,305 of accelerated depreciation on manufacturing assets being abandoned due to facility consolidations and $679 of charges for the sale of inventories revalued at the date of acquisition. Reported results in 2005 include $1,374 of charges for the sale of inventories revalued at the date of acquisition and $382 of accelerated depreciation on manufacturing assets abandoned due to facility consolidations.

(d) Reported results in 2006 and 2005 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of real estate consolidation, net of net gains on the sale of product lines and abandoned facilities.

(e) Reported provision for income taxes includes $11,930 and $13,074 of incremental tax benefit in 2006 and 2005, respectively, for the items in (b) through (d) and in 2006, $971 of incremental tax provision for the estimated effect of tax audits of prior years in a non-U.S. country. Adjusted provision for income taxes in 2005 includes $1,826 of tax benefits for the pro forma stock option compensation expense.

**Segment Data** (f)(g)(h)

| (In thousands except percentage amounts) | Three Months Ended | | | |
|---|---|---|---|---|
| | September 30, 2006 | % of Revenues | October 1, 2005 | % of Revenues |
| **Life and Laboratory Sciences** | | | | |
| Revenues | $ 543,470 | | $ 516,047 | |
| **Reconciliation of Adjusted Operating Income and Adjusted Operating Margin** | | | | |
| GAAP Operating Income | 69,908 | 12.9% | 56,200 | 10.9% |
| Cost of Revenues Charges (i) | 1,458 | 0.2% | 1,142 | 0.2% |
| Restructuring and Other Costs, Net (j) | 969 | 0.2% | 6,823 | 1.3% |
| Stock Option Compensation Expense | 2,863 | 0.5% | - | 0.0% |
| Amortization of Acquisition-related Intangible Assets | 24,491 | 4.5% | 24,098 | 4.7% |
| Adjusted Operating Income | $ 99,689 | 18.3% | $ 88,263 | 17.1% |
| **Measurement and Control** | | | | |
| Revenues | $ 181,492 | | $ 163,364 | |
| **Reconciliation of Adjusted Operating Income and Adjusted Operating Margin** | | | | |
| GAAP Operating Income | 19,872 | 10.9% | 14,555 | 8.9% |
| Cost of Revenues Charges (i) | 526 | 0.3% | 614 | 0.4% |
| Restructuring and Other Costs, Net (j) | 2,612 | 1.4% | 3,445 | 2.1% |
| Stock Option Compensation Expense | 836 | 0.5% | - | 0.0% |
| Amortization of Acquisition-related Intangible Assets | 1,918 | 1.1% | 1,470 | 0.9% |
| Adjusted Operating Income | $ 25,764 | 14.2% | $ 20,084 | 12.3% |

(f) GAAP operating income and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(g) Adjusted operating income and adjusted operating margin are non-GAAP measures and exclude the items in notes (c) through (d); amortization of acquisition-related intangible assets; and for the segments, stock option compensation expense.

(h) Depreciation expense in 2006 was $9,450 at Life and Laboratory Sciences, $2,300 at Measurement and Control and $13,420 Consolidated. Depreciation expense in 2005 was $8,190 at Life and Laboratory Sciences, $2,803 at Measurement and Control and $12,340 Consolidated.

(i) Includes items described in note (c).

(j) Includes items described in note (d).

**Consolidated Statement of Income (unaudited)** (a)

| | Nine Months Ended | | | |
| --- | --- | --- | --- | --- |
| (In thousands except per share amounts) | September 30, 2006 | % of Revenues | October 1, 2005 | % of Revenues |
| Revenues | $ 2,122,717 | | $ 1,892,240 | |
| Costs and Operating Expenses: | | | | |
| Cost of revenues | 1,148,716 | 54.1% | 1,039,852 | 55.0% |
| Selling, general and administrative expenses | 549,684 | 25.9% | 498,325 | 26.3% |
| Amortization of acquisition-related intangible assets | 77,621 | 3.7% | 52,092 | 2.7% |
| Research and development expenses | 118,015 | 5.6% | 114,544 | 6.1% |
| Restructuring and other costs, net (d) | 13,552 | 0.6% | 12,427 | 0.7% |
| | 1,907,588 | 89.9% | 1,717,240 | 90.8% |
| Operating Income | 215,129 | 10.1% | 175,000 | 9.2% |
| Interest Income | 9,750 | | 8,125 | |
| Interest Expense | (25,007) | | (18,749) | |
| Other Income, Net (e) | 2,352 | | 36,681 | |
| Income from Continuing Operations Before Income Taxes | 202,224 | | 201,057 | |
| Provision for Income Taxes | (60,829) | | (58,117) | |
| Income from Continuing Operations | 141,395 | | 142,940 | |
| Gain on Disposal of Discontinued Operations (net of income tax provision of $1,303 in 2006 and $15,728 in 2005) | 2,224 | | 23,873 | |
| Net Income | $ 143,619 | 6.8% | $ 166,813 | 8.8% |
| Earnings per Share from Continuing Operations | | | | |
| Basic | $ .88 | | $ .89 | |
| Diluted | $ .86 | | $ .87 | |
| Earnings per Share: | | | | |
| Basic | $ .89 | | $ 1.03 | |
| Diluted | $ .88 | | $ 1.02 | |
| Weighted Average Shares: | | | | |
| Basic | 160,680 | | 161,335 | |
| Diluted | 164,889 | | 165,008 | |

**Reconciliation of Adjusted Operating Income and Adjusted Operating Margin**

| | | | | |
| --- | --- | --- | --- | --- |
| GAAP Operating Income (a) | $ 215,129 | 10.1% | $ 175,000 | 9.2% |
| Cost of Revenues Charges (c) | 3,250 | 0.2% | 13,221 | 0.7% |
| Restructuring and Other Costs, Net (d) | 13,552 | 0.6% | 12,427 | 0.7% |
| Pro Forma Stock Option Compensation Expense | - | 0.0% | (15,690) | -0.8% |
| Amortization of Acquisition-related Intangible Assets | 77,621 | 3.7% | 52,092 | 2.7% |
| Adjusted Operating Income (b) | $ 309,552 | 14.6% | $ 237,050 | 12.5% |

**Reconciliation of Adjusted Net Income**

| | | | | |
| --- | --- | --- | --- | --- |
| GAAP Net Income (a) | $ 143,619 | 6.8% | $ 166,813 | 8.8% |
| Cost of Revenues Charges (c) | 3,250 | 0.2% | 13,221 | 0.7% |
| Restructuring and Other Costs, Net (d) | 13,552 | 0.6% | 12,427 | 0.7% |
| Pro Forma Stock Option Compensation Expense | - | 0.0% | (15,690) | -0.8% |
| Amortization of Acquisition-related Intangible Assets | 77,621 | 3.7% | 52,092 | 2.7% |
| Other Income, Net (e) | - | 0.0% | (27,594) | -1.4% |
| Provision for Income Taxes (f) | (29,798) | -1.5% | (12,999) | -0.7% |
| Discontinued Operations, Net of Tax | (2,224) | -0.1% | (23,873) | -1.3% |
| Adjusted Net Income (b) | $ 206,020 | 9.7% | $ 164,397 | 8.7% |

**Reconciliation of Adjusted Earnings per Share**

| | | | | |
| --- | --- | --- | --- | --- |
| GAAP EPS (a) | $ 0.88 | | $ 1.02 | |
| Cost of Revenues Charges, Net of Tax (c) | 0.01 | | 0.05 | |
| Restructuring and Other Costs, Net of Tax (d) | 0.07 | | 0.05 | |
| Pro Forma Stock Option Compensation Expense, Net of Tax | - | | (0.06) | |
| Amortization of Acquisition-related Intangible Assets, Net of Tax | 0.30 | | 0.20 | |
| Other Income, Net of Tax (e) | - | | (0.11) | |
| Provision for Income Taxes (f) | 0.01 | | - | |
| Discontinued Operations, Net of Tax | (0.01) | | (0.14) | |
| Adjusted EPS (b) | $ 1.26 | | $ 1.01 | |

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude certain charges to cost of revenues (see note (c) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (d) for details); certain other income/expense (see note (e) for details); the tax consequences of the preceding items (see note (f) for details); and results of discontinued operations. In 2005, adjusted results include pro forma stock option compensation expense. In 2006, stock option expense of $18,491 is included in both reported and adjusted results as follows: cost of revenues $2,123; selling, general and administrative expenses $15,296; and research and development expenses $1,072.

(c) Reported results in 2006 include $2,571 of accelerated depreciation on manufacturing assets being abandoned due to facility consolidations and $679 of charges for the sale of inventories revalued at the date of acquisition. Reported results in 2005 include $13,221 of charges primarily for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2006 and 2005 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of real estate consolidation, net of net gains on the sale of product lines and abandoned facilities.

(e) Reported results in 2005 include $27,594 of net gains from the sale of shares of Newport Corporation and Thoratec Corporation.

(f) Reported provision for income taxes includes $31,039 and $18,490 of incremental tax benefit in 2006 and 2005, respectively, for the items in (b) through (e) and in 2006, $1,241 of incremental tax provision for the estimated effect of tax audits of prior years in a non-U.S. country. Adjusted provision for income taxes in 2005 includes $5,491 of tax benefits for the pro forma stock option compensation expense.

**Segment Data** (g)(h)(i)

| (In thousands except percentage amounts) | September 30, 2006 | % of Revenues | October 1, 2005 | % of Revenues |
|---|---|---|---|---|
| | | Nine Months Ended | | |
| **Life and Laboratory Sciences** | | | | |
| Revenues | $ 1,595,111 | | $ 1,396,814 | |
| | | | | |
| **Reconciliation of Adjusted Operating Income and Adjusted Operating Margin** | | | | |
| GAAP Operating Income | 189,221 | 11.9% | 157,105 | 11.2% |
| Cost of Revenues Charges (j) | 2,724 | 0.2% | 12,374 | 0.9% |
| Restructuring and Other Costs, Net (k) | 6,586 | 0.4% | 4,929 | 0.4% |
| Stock Option Compensation Expense | 7,923 | 0.5% | - | 0.0% |
| Amortization of Acquisition-related Intangible Assets | 72,783 | 4.5% | 48,485 | 3.5% |
| Adjusted Operating Income | $ 279,237 | 17.5% | $ 222,893 | 16.0% |
| | | | | |
| **Measurement and Control** | | | | |
| Revenues | $ 527,606 | | $ 495,426 | |
| | | | | |
| **Reconciliation of Adjusted Operating Income and Adjusted Operating Margin** | | | | |
| GAAP Operating Income | 62,106 | 11.8% | 45,008 | 9.1% |
| Cost of Revenues Charges (j) | 526 | 0.1% | 847 | 0.2% |
| Restructuring and Other Costs, Net (k) | 5,246 | 1.0% | 6,647 | 1.3% |
| Stock Option Compensation Expense | 2,183 | 0.4% | - | 0.0% |
| Amortization of Acquisition-related Intangible Assets | 4,838 | 0.9% | 3,604 | 0.7% |
| Adjusted Operating Income | $ 74,899 | 14.2% | $ 56,106 | 11.3% |

(g) GAAP operating income and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(h) Adjusted operating income and adjusted operating margin are non-GAAP measures and exclude the items in notes (c) through (d); amortization of acquisition-related intangible assets; and for the segments, stock option compensation expense.

(i) Depreciation expense in 2006 was $27,039 at Life and Laboratory Sciences, $6,647 at Measurement and Control and $38,641 Consolidated. Depreciation expense in 2005 was $22,733 at Life and Laboratory Sciences, $7,264 at Measurement and Control and $33,252 Consolidated.

(j) Includes items described in note (c).

(k) Includes items described in note (d).

## Condensed Consolidated Balance Sheet (unaudited)

| (In thousands) | Sept. 30, 2006 | | Dec. 31, 2005 | |
|---|---|---|---|---|
| **Assets** | | | | |
| Current Assets: | | | | |
| Cash and cash equivalents | $ | 157,964 | $ | 214,326 |
| Short-term available-for-sale investments | | 14,679 | | 80,661 |
| Accounts receivable, net | | 539,839 | | 560,172 |
| Inventories | | 407,472 | | 359,392 |
| Other current assets | | 158,622 | | 139,349 |
| | | 1,278,576 | | 1,353,900 |
| Property, Plant and Equipment, Net | | 280,516 | | 280,654 |
| Acquisition-related Intangible Assets | | 405,470 | | 450,740 |
| Other Assets | | 219,691 | | 200,080 |
| Goodwill | | 2,013,985 | | 1,966,195 |
| | $ | 4,198,238 | $ | 4,251,569 |
| | | | | |
| **Liabilities and Shareholders' Equity** | | | | |
| Current Liabilities: | | | | |
| Short-term obligations and current maturities of long-term obligations | $ | 68,658 | $ | 130,137 |
| Other current liabilities | | 654,165 | | 661,525 |
| | | 722,823 | | 791,662 |
| Long-term Deferred Income Taxes and Other Long-term Liabilities | | 190,487 | | 197,965 |
| Long-term Obligations: | | | | |
| Senior notes | | 382,175 | | 380,542 |
| Subordinated convertible obligations | | 77,234 | | 77,234 |
| Other | | 10,477 | | 10,854 |
| | | 469,886 | | 468,630 |
| Total Shareholders' Equity | | 2,815,042 | | 2,793,312 |
| | $ | 4,198,238 | $ | 4,251,569 |